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SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24461 Ridge Route Drive, Suite A200
(No. and Street)

Laguna Hills	CA	92653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Heydenrych 949-305-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., Ste 1000	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Heydenrych, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of February 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY ANN LEVIN
COMM. #2123708
Notary Public - California
Orange County
My Comm. Expires Aug. 15, 2019

Signature

Chief Financial Officer/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 20 17, by Peter M. Heydenrych
____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KIMBERLY ANN LEVIN
COMM. #2123708
Notary Public - California
Orange County
My Comm. Expires Aug. 15, 2019
NR01

(Seal) Signature Kimberly A Levin

CORPORATE FINANCE SECURITIES

SEC ID No. 8-67566

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2016

CORPORATE FINANCE SECURITIES, INC.
SEC ID NO. 8-67566

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

[redacted]

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental schedule as of December 31, 2016 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedule included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2017

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

[redacted]

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2016
Current assets:	
Cash and cash equivalents	$ 206,770
Other receivables	8,296
Income tax receivable	4,858
Deferred tax asset, current portion	6,620
Prepaid expenses and other	104,042
Total current assets	330,586
Deferred tax asset, net of current portion	1,277
	$ 331,863

LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 44,910
Income tax payable	2,643
Deferred revenue	91,675
Total current liabilities	139,228
Commitments and contingencies	
Shareholders' equity:	
Series A convertible preferred stock, $0.01 par value; 15 shares authorized, no shares issued and outstanding	-
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 7 shares issued and outstanding (liquidation preference of $30,000)	-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000)	-
Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation preference of $4,500)	-
Common stock, no par value; 100,000 shares authorized, 12,000 shares issued and outstanding	10,000
Additional paid-in capital	46,500
Retained earnings	136,135
Total shareholders' equity	192,635
	$ 331,863

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF INCOME

	For The Year Ended December 31, 2016
Revenues:	
Commissions	$ 8,899,670
Other	157,933
Total revenues	9,057,603
Expenses:	
Commissions	8,810,672
Other general and administrative	200,541
Total expenses	9,011,213
Income before benefit from income taxes	46,390
Benefit from income taxes	(8,692)
Net income	$ 55,082

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2016

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2016	-	$ -	8	$ -	4	$ -	1	$ -	13,000	$ 11,500	$ 50,250	$ 83,978	$ 145,728
Repurchase of preferred stock and common stock	-	-	(1)	-	-	-	-	-	(1,000)	(1,500)	(3,750)	-	(5,250)
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-	-	(2,925)	(2,925)
Net income	-	-	-	-	-	-	-	-	-	-	-	55,082	55,082
Balance at December 31, 2016	-	$ -	7	$ -	4	$ -	1	$ -	12,000	$ 10,000	$ 46,500	$ 136,135	$ 192,635

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2016

	For The Year Ended December 31, 2016
Cash flows from operating activities:	
Net income	$ 55,082
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other receivables	(6,312)
Income tax receivable	(4,858)
Prepaid expenses and other	(89,046)
Accounts payable and accrued expenses	6,965
Deferred revenue	86,112
Income tax payable	(25,814)
Net cash provided by operating activities	22,129
Cash flows from financing activities:	
Preferred stock dividend	(2,925)
Repurchase of Series B convertible preferred stock and common stock	(5,250)
Net cash used in financing activities	(8,175)
Net change in cash and cash equivalents	13,954
Cash and cash equivalents at beginning of year	192,816
Cash and cash equivalents at end of year	$ 206,770
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 15,449

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

For the year ended December 31, 2016, three customers accounted for 91% of the Company's commissions revenue.

Significant Relationships and Agreements

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid FINRA license for the activities they are engaged.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distribute commissions to the SPs based on individual transaction agreements.

The SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes (see Note 3) and treated as independent contractors for income tax purposes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

Commissions are recorded during the period in which services are performed. Other revenues are related to administrative fees from registered representatives which are recorded when earned according to a predetermined fee schedule and are intended to provide for certain Company administrative costs.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2016.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company is subject to taxation in the U.S. and the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2012.

Dividend Policy

The Company records dividends on Series B, C, and D preferred stock when declared by the Board of Directors. In 2016 preferred dividends were paid out in the amount of $2,925.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2016, the benefit from income taxes consists of the following:

Federal:	
Current	$ (2,653)
Deferred	0
	(2,653)
California:	
Current	(6,039)
Deferred	0
	(6,039)
	$ (8,692)

The accompanying statement of financial condition reflects a long-term deferred tax asset of $1,277 related to the Company's basis difference in intangible assets and $6,620 of short-term deferred tax asset related to state taxes. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 15 percent as a result of graduated tax rates and state income taxes.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from and pays commissions and general and administrative expenses to its shareholders and registered representatives.

Balances with related parties at December 31, 2016:

Assets:	
Other receivables	$ 8,296
Liabilities:	
Included in accounts payable and accrued expenses	$ 7,990

Transactions with related parties for the year ended December 31, 2016 are as follows:

Revenues:	
Other	$ 157,900
Expenses:	
Commissions	$ 8,810,672
Other general and administrative (including $12,000 for office rent)	152,815
Total expenses	$ 8,963,487

Substantially all cash flows from commission revenues is used to pay commissions expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 4 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2016.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. During 2016, the Company repurchased from one of its shareholders 1 share of the Series B convertible preferred stock and 1,000 shares of common stock for total consideration of $5,250.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2016, under the most restrictive requirement, the Company had net capital of $66,806 which was $57,524 in excess of its minimum required net capital of $9,282. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1.

CORPORATE FINANCE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 192,635	$ 192,635	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	736	736	-
Other receivables	8,296	8,296	-
Income tax receivable	4,858	4,858	
Prepaid expenses and other	104,042	104,042	-
Deferred tax asset	7,897	7,897	-
Total deductions and/or charges	125,829	125,829	-
Net capital	66,806	66,806	-
Minimum net capital required	9,282	9,282	-
Excess net capital	$ 57,524	$ 57,524	$ -
Total aggregate indebtedness	$ 139,228	$ 139,228	$ -
Ratio of aggregate indebtedness to net capital	2.08 to 1	2.08 to 1	

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

We have reviewed management's statements, included in the accompanying Exemption Report of Corporate Finance Securities, Inc., in which (1) Corporate Finance Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2017

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

CORPORATE FINANCE SECURITIES

24461 Ridge Route, Suite A-200
Laguna Hills, California 92653

T/ 949.305.6710
F/ 949.305.6713

Exemption Report of Corporate Finance Securities, Inc.

Corporate Finance Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3:*(k)(2)(i)*

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2016, without exception.

Corporate Finance Securities, Inc.

I, Peter Heydenrych, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Finop

February 28, 2017

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Corporate Finance Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Corporate Finance Securities, Inc. (the "Company"), the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenues	$ 9,140,465	$ 9,057,603	$ 82,862

The difference noted above was due to reclassification of certain revenues to deferred revenues.

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger transaction details by account), noting no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

As a result of applying these agreed-upon procedures, the Company has overpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 9,140,465	$ 9,057,603
Total deductions	-	-
SIPC net operating revenues	$ 9,140,465	$ 9,057,603
General assessment	$ 22,851	$ 22,644
Less payment made with SIPC-6	(14,455)	(14,455)
Less prior overpayment applied	-	-
Less payment made with SIPC-7	(8,396)	(8,396)
Overpayment	$ -	$ (207)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3146*********************MIXED AADC 220
67566 FINRA DEC
CORPORATE FINANCE SECURITIES INC
24461 RIDGE ROUTE DR STE A200
LAGUNA HILLS CA 92653-1686

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Peter Heydenrych
(949)457-8990

2. A. General Assessment (item 2e from page 2) $ 22,851

B. Less payment made with SIPC-6 filed (exclude interest) (14,455)
July 15, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,396

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 8,396

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
FinOP/CFO
(Title)

Dated the 28 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,140,465

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 9,140,465

2e. General Assessment @ .0025 $ 22,851

(to page 1, line 2.A.)